SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 November 2015

Name of applicant:		Prudential plc
Name of scheme:		Prudential Savings-Related Share Option Scheme
Period of return:	From:	1 May 2015	To:	31 October 2015
Balance of unallotted securities under scheme(s) from previous return:		220,189 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		52,581 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		167,608 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	+44 (0) 20 7548 3943

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 November 2015

Name of applicant:		Prudential plc
Name of scheme:		Prudential Group Performance Share Plan Prudential Business Unit Performance Plan Prudential Long Term Incentive Plan Prudential Agency Long Term Incentive Plan
Period of return:	From:	1 May 2015	To:	31 October 2015
Balance of unallotted securities under scheme(s) from previous return:		126,864 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		126,864 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	+44 (0) 20 7548 3943

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 24 November 2015

Name of applicant:		Prudential plc
Name of scheme:		Prudential International Savings-Related Share Option Scheme
Period of return:	From:	1 May 2015	To:	31 October 2015
Balance of unallotted securities under scheme(s) from previous return:		65,486 ordinary shares of 5p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		63,245 ordinary shares of 5p each
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,241 ordinary shares of 5p each

Name of contact:	Angela Zeng
Telephone number of contact:	+44 (0) 20 7548 3943

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 NOVEMBER 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary